EXHIBIT 99.1

Brookfield Business Partners Reports Third Quarter 2022 Results

Brookfield, News, Nov. 04, 2022 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBUC, BBU; TSX: BBUC, BBU.UN) announced today financial results for the quarter ended September 30, 2022.

“We are pleased with our strong third quarter results in a challenging environment and our excellent progress on capital recycling initiatives,” said Cyrus Madon, CEO of Brookfield Business Partners. “The proceeds we expect to generate from the recently announced sale of our nuclear technology services operation will meaningfully enhance our corporate liquidity and position us well to continue building value in our business.”

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions (except per unit amounts), unaudited	2022	2021	2022	2021
Net income (loss) attributable to unitholders[1]	$(33)	$87	$138	$602
Net income (loss) per limited partnership unit[2]	$(0.14)	$0.59	$0.69	$3.53

Adjusted EBITDA[3]	$627	$443	$1,676	$1,211

Net loss attributable to unitholders for the three months ended September 30, 2022 was $33 million (loss of $0.14 per limited partnership unit) compared to net income of $87 million ($0.59 per limited partnership unit) in the prior period. Adjusted EBITDA for the three months ended September 30, 2022 was $627 million compared to $443 million in the prior period, reflecting increased contribution from businesses acquired during the past 12 months.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2022	2021	2022	2021
Business Services	$229	$163	$509	$412
Industrials	228	171	649	488
Infrastructure Services	205	140	618	401
Corporate and Other	(35)	(31)	(100)	(90)
Adjusted EBITDA[3]	$627	$443	$1,676	$1,211

Our Business Services segment generated Adjusted EBITDA of $229 million for the three months ended September 30, 2022, compared to $163 million for the same period in 2021. Results benefited from the contributions of new acquisitions, partially offset by reduced contribution from our residential mortgage insurer. Current period results included contributions from our dealer software and technology services operation and our Australian residential mortgage lender which we acquired in July 2022 and May 2022, respectively.

Our Industrials segment generated Adjusted EBITDA of $228 million for the three months ended September 30, 2022, compared to $171 million during the same period in 2021. Results benefited from the contributions of new acquisitions, resilient performance of our advanced energy storage operation and increased contribution from other smaller operations. Current period results included contributions from our engineered components manufacturer and our solar power solutions provider which we acquired in October 2021 and August 2021, respectively.

Our Infrastructure Services segment generated Adjusted EBITDA of $205 million for the three months ended September 30, 2022, compared to $140 million during the same period in 2021. Results benefited from the contributions of new acquisitions, partially offset by decreased contribution from our offshore oil services operation. Current period results included contributions from our modular building leasing services operation and lottery services operation which we acquired in December 2021 and April 2022, respectively.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2022	2021	2022	2021
Business Services	$152	$109	$383	$272
Industrials	131	101	354	738
Infrastructure Services	102	91	365	236
Corporate and Other	(46)	(25)	(111)	(69)

Adjusted EFO for the three months ended September 30, 2022 reflected increased contributions from our Business Services, Industrials and Infrastructure Services operating segments. Adjusted EFO in the current period included an $11 million after-tax net gain on the partial sale of our investment in public securities.

Strategic Initiatives

  Nuclear Technology Services
  In October 2022 we agreed to sell Westinghouse, our nuclear technology services operation, to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion including proceeds from the separate sale of a non-core asset expected to be received prior to closing the transaction. We expect to generate approximately $1.8 billion in net proceeds from the sale of our 44% interest in the business. The transaction is expected to close in the second half of 2023, subject to certain conditions, including Brookfield Business Partners unitholder approval, regulatory approvals and other customary conditions.

  Since reaching an agreement to sell Westinghouse, unitholders representing more than 50% of the votes eligible to be cast have provided us with written support to vote in favor of the transaction. With that support, we have applied to the Ontario Securities Commission (“OSC”) for exemptive relief from the requirements to call a special unitholder meeting to approve the transaction and to send an informational circular to unitholders, as previously described in our October 11, 2022 press release. If granted exemptive relief, we would obtain minority unitholder approval by written consent and provide additional disclosure describing the transaction to unitholders on SEDAR. In the absence of exemptive relief, a special meeting of unitholders will be held and an informational circular will be mailed to unitholders as previously contemplated, the timing of which, if required, will be provided in due course. The exemptive relief has not yet been obtained and there can be no assurance that the OSC will grant the exemptive relief.
  Audience Measurement Services
  In October 2022 we completed the privatization of Nielsen alongside our partner in the business. Nielsen is the market leader in third-party audience measurement, data and analytics across all forms of media and content.
  Payment Processing Services
  In August 2022 we completed the acquisition of 60% of Magnati, a Middle East based payment processing services provider, for an equity investment of approximately $190 million, of which we funded approximately $70 million for a 22% ownership interest.

Liquidity

We ended the quarter with approximately $2.5 billion of liquidity at the corporate level including $538 million of cash and liquid securities, $1.2 billion of availability on our credit facilities and $750 million of remaining availability on Brookfield Asset Management's commitment to subscribe for up to $1.5 billion of perpetual preferred equity securities.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on December 30, 2022 to unitholders of record as at the close of business on November 30, 2022.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
  Net income (loss) per limited partnership unit calculated as net income (loss) attributable to limited partners divided by the average number of limited partnership units outstanding for the three and nine months ended September 30, 2022 which was 74.6 million and 75.5 million, respectively (September 30, 2021: 78.3 million and 78.6 million, respectively).
  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization, gains (losses) on acquisition/disposition, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income (expense), net, and distributions to preferred equity holders. The Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the Partnership determines net income attributable to non-controlling interests in its IFRS consolidated statement of operating results. The Partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the Partnership’s operations and excludes items that the Partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income to Adjusted EBITDA included elsewhere in this release.
  Adjusted EFO is the Partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, and other income or expense items that are not directly related to revenue generating activities. The Partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the Partnership determines net income attributable to non-controlling interests in its IFRS consolidated statement of operating results. In order to provide additional insight regarding the Partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership's operations and that are one-time or non-recurring and not directly tied to the partnership's operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership's operations. Adjusted EFO allows the Partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the Partnership to evaluate the performance of its segments on a levered basis.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation, or Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $750 billion of assets under management. More information is available at www.brookfield.com.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ third quarter 2022 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on November 4, 2022 at 9:30 a.m. Eastern Time at BBU2022Q3Webcast or participants can preregister at BBU2022Q3ConferenceCall. Upon registering, participants will be emailed a dial-in number, direct passcode, and unique PIN. A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	September 30, 2022		December 31, 2021

Assets
Cash and cash equivalents		$3,056		$2,588
Financial assets		12,249		8,550
Accounts and other receivable, net		6,570		5,638
Inventory and other assets		7,469		6,359
Property, plant and equipment		14,525		15,325
Deferred income tax assets		1,233		888
Intangible assets		23,371		14,806
Equity accounted investments		2,052		1,480
Goodwill		14,431		8,585
Total Assets		$84,956		$64,219

Liabilities and Equity
Liabilities
Corporate borrowings		$2,100		$1,619
Accounts payable and other		20,554		19,636
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		42,558		27,457
Deferred income tax liabilities		3,612		2,507

Equity
Limited partners	$1,334		$2,252
Non-controlling interests attributable to:
Redemption-exchange units	1,249		2,011
Special limited partners	—		—
BBUC exchangeable shares	1,305		—
Preferred securities	765		15
Interest of others in operating subsidiaries	11,479		8,722
		16,132		13,000
Total Liabilities and Equity		$84,956		$64,219

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2022	2021	2022	2021

Revenues	$14,739	$12,043	$42,837	$33,107
Direct operating costs	(13,545)	(11,155)	(39,814)	(30,682)
General and administrative expenses	(364)	(247)	(974)	(751)
Interest income (expense), net	(717)	(358)	(1,733)	(1,057)
Equity accounted income (loss), net	38	25	129	61
Impairment reversal (expense), net	(20)	—	58	(201)
Gain (loss) on acquisitions/dispositions, net	11	—	11	1,823
Other income (expense), net	(214)	(20)	(531)	(78)
Income (loss) before income tax	(72)	288	(17)	2,222
Income tax (expense) recovery
Current	(132)	(119)	(286)	(430)
Deferred	160	131	572	246
Net income (loss)	$(44)	$300	$269	$2,038
Attributable to:
Limited partners	$(11)	$46	$52	$277
Non-controlling interests attributable to:
Redemption-exchange units	(11)	41	47	246
Special limited partners	—	—	—	79
BBUC exchangeable shares	(11)	—	39	—
Preferred securities	5	—	5	—
Interest of others in operating subsidiaries	(16)	213	126	1,436

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

	Three Months Ended September 30, 2022
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$168	$(179)	$12	$(45)	$(44)

Add or subtract the following:
Depreciation and amortization expense	225	370	325	—	920
Impairment reversal (expense), net	20	—	—	—	20
Gain (loss) on acquisitions/dispositions, net	—	—	(11)	—	(11)
Other income (expense), net[1]	49	67	94	4	214
Income tax (expense) recovery	45	(21)	(36)	(16)	(28)
Equity accounted income (loss), net	(11)	(9)	(18)	—	(38)
Interest income (expense), net	185	220	290	22	717
Equity accounted Adjusted EBITDA[2]	13	37	23	—	73
Amounts attributable to non-controlling interests[3]	(465)	(280)	(451)	—	(1,196)
Adjusted EBITDA	$229	$205	$228	$(35)	$627

Notes

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $125 million of net revaluation losses, $88 million of business separation expenses, stand-up costs and restructuring charges, $50 million of transaction costs and $49 million of other income.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

	Nine Months Ended September 30, 2022
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$313	$10	$63	$(117)	$269

Add or subtract the following:
Depreciation and amortization expense	457	961	990	—	2,408
Impairment reversal (expense), net	23	125	(206)	—	(58)
Gain (loss) on acquisitions/dispositions, net	—	—	(11)	—	(11)
Other income (expense), net[1]	110	161	249	11	531
Income tax (expense) recovery	95	(425)	89	(45)	(286)
Equity accounted income (loss)	(26)	(39)	(64)	—	(129)
Interest income (expense), net	326	541	815	51	1,733
Equity accounted Adjusted EBITDA[2]	37	102	69	—	208
Amounts attributable to non-controlling interests[3]	(826)	(818)	(1,345)	—	(2,989)
Adjusted EBITDA	$509	$618	$649	$(100)	$1,676

Notes

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $273 million of net revaluation losses, $154 million of business separation expenses, stand-up costs and restructuring charges, $109 million of transaction costs, $26 million of net gains on the sale of property, plant and equipment and $21 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

	Three Months Ended September 30, 2021
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$182	$(19)	$165	$(28)	$300

Add or subtract the following:
Depreciation and amortization expense	120	171	265	—	556
Other income (expense), net[1]	8	18	(9)	3	20
Income tax (expense) recovery	66	5	(73)	(10)	(12)
Equity accounted income (loss), net	(6)	—	(19)	—	(25)
Interest income (expense), net	64	83	207	4	358
Equity accounted Adjusted EBITDA[2]	11	28	20	—	59
Amounts attributable to non-controlling interests[3]	(282)	(146)	(385)	—	(813)
Adjusted EBITDA	$163	$140	$171	$(31)	$443

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $69 million of net revaluation gains, $56 million of business separation expenses, stand-up costs and restructuring charges, $16 million of net losses on debt extinguishment/modification and $17 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

	Nine Months Ended September 30, 2021
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$415	$(85)	$1,781	$(73)	$2,038

Add back or deduct the following:
Depreciation and amortization expense	344	519	788	—	1,651
Impairment reversal (expense), net	(13)	—	214	—	201
Gain (loss) on acquisitions/dispositions, net	—	—	(1,823)	—	(1,823)
Other income (expense), net[1]	43	27	4	4	78
Income tax expense (recovery)	158	18	40	(32)	184
Equity accounted income (loss)	(4)	(6)	(51)	—	(61)
Interest income (expense), net	176	250	620	11	1,057
Equity accounted Adjusted EBITDA[2]	19	88	60	—	167
Amounts attributable to non-controlling interests[3]	(726)	(410)	(1,145)	—	(2,281)
Adjusted EBITDA	$412	$401	$488	$(90)	$1,211

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $215 million of net revaluation gains, $130 million of business separation expenses, stand-up costs and restructuring charges, $21 million of transaction costs, $28 million of net loss on debt extinguishment/modification and $114 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reports Third Quarter 2022 Results

Brookfield, News, November 4, 2022 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the quarter ended September 30, 2022, which is captured in Brookfield Business Partners’ financial statements and results.

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2022	2021	2022	2021

Net income (loss) attributable to Brookfield Business Partners	$92	$1	$717	$—

Net income attributable to Brookfield Business Partners for the three months ended September 30, 2022 was $92 million compared to $1 million during the same period in 2021. Current period results included contribution from our dealer software and technology services operation which we acquired in July 2022 and a remeasurement gain on our exchangeable and class B shares that are classified as liabilities under IFRS. As at September 30, 2022, the exchangeable and class B shares were remeasured to reflect the closing price of $19.46 per unit.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per share, payable on December 30, 2022 to shareholders of record as at the close of business on November 30, 2022. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution declared today by the Board of Directors of the general partner of Brookfield Business Partners on its units.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares will be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review the Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Business Corporation
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	September 30, 2022		December 31, 2021

Assets
Cash and cash equivalents		$883		$894
Financial assets		611		349
Accounts and other receivable, net		2,616		2,281
Inventory, net		600		580
Other assets		1,458		920
Property, plant and equipment		3,538		4,036
Deferred income tax assets		579		348
Intangible assets		9,266		4,226
Equity accounted investments		246		70
Goodwill		6,806		2,216
Total Assets		$26,603		$15,920

Liabilities and Equity
Liabilities
Accounts payable and other		$7,233		$7,191
Loan payable to Brookfield Business Partners		—		1,860
Non-recourse borrowings in subsidiaries of Brookfield Business Corporation		13,247		5,246
Exchangeable and class B shares		1,420		—
Deferred income tax liabilities		1,545		487
Equity
Brookfield Business Partners	$131		$(516)
Non-controlling interests	3,027		1,652
		3,158		1,136
Total Liabilities and Equity		$26,603		$15,920

Brookfield Business Corporation
Consolidated Statements of Operating Results

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2022	2021	2022	2021

Revenues	$2,905	$2,340	$7,474	$7,161
Direct operating costs	(2,604)	(2,162)	(6,739)	(6,606)
General and administrative expenses	(129)	(74)	(269)	(216)
Interest income (expense), net	(248)	(106)	(488)	(305)
Equity accounted income (loss), net	3	2	6	3
Remeasurement of exchangeable and class B shares	126	—	654	—
Other income (expense), net	(43)	(19)	(110)	(46)
Income (loss) before income tax	10	(19)	528	(9)
Income tax (expense) recovery
Current	(27)	(9)	(60)	(40)
Deferred	48	7	450	21
Net income (loss)	$31	$(21)	$918	$(28)
Attributable to:
Brookfield Business Partners	$92	$1	$717	$—
Non-controlling interests	(61)	(22)	201	(28)

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries and industries in which we do business; including as a result of recessionary factors, rising interest rates, inflation and supply chain issues, as well as the ongoing novel coronavirus (SARS-CoV-2) pandemic, including any SARS-CoV-2 variants (See “Risks Associated with the COVID-19 Pandemic” in the “Risk Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2021 (“2021 Annual Report”)); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts, wars and related developments including Russia’s military operation in Ukraine, terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including in the “Risks Factors” section in our 2021 Annual Report.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this measure is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the third quarter ended September 30, 2022 furnished on Form 6-K.